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June 17, 2005
Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission     via electronic filing
450 Fifth Street, N.W.,
Fifth Floor Washington, DC 20549

Re: Vanguard Variable Insurance Fund   File No. 33-32216

Dear Mr. Burak:

The following responds to your comments on the annual report for the Vanguard Variable Insurance Fund (“VVIF” or the “Registrant”) on Form N-CSR. You commented on the Form N-CSR filing for the period ended December 31, 2004.

1. Statement of Net Assets
Comment: Identify the securities in each portfolio that are on loan pursuant to Vanguard’s securities lending program. This disclosure is required by FAS 140 paragraph 15, and Regulation S-X 4-08(b) (assets subject to lien).

Response: We believe that the financial statements should reflect the net economic effect of the securities lending program on a particular portfolio. Each applicable Vanguard portfolio’s financial statements disclose the overall effect of securities lending on the portfolio. For example, note 6 of the Equity Index Portfolio’s financial statements explains that the portfolio has a securities lending program and that the collateral for the loan is invested in certain money market funds. Note E to the financial statements discloses the total value of portfolio securities on loan at the end of the period and the amount of collateral received. The statement of net assets discloses the assets purchased with the collateral, and a liability for the return of collateral. We believe our current securities lending disclosures provide portfolio-level information that is meaningful to readers, and that identifying individual security positions all or part of which are on loan as of the financial statement date is of little use to readers. That said, we will flag securities on loan on the statement of net assets. Unfortunately, this will add “clutter” to the financial statements and require additional preparation work at a cost that will ultimately be borne by shareholders. We urge the SEC to reconsider

Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
June 17, 2005

its interpretation of the relevant disclosure requirements at a portfolio level rather than an individual security level.

2. Statement of Operations
Comment: The financial statements indicate that some portfolios own affiliated securities (Vanguard VIPERs or CMT shares). Separately identify the income and gains/losses from the affiliated securities in either the Notes or in the statement of operations. This is required by Regulation S-X-6-07(1) (income) and (7) (gains/losses).

Response: In future Form N-CSR filings, we will separately identify income and losses from Vanguard VIPERs and CMT shares in the statement of operations.

3. Statement of Operations for the VVIF Total Stock Market Index Portfolio
Comment: The statement of operation does not show expenses for this fund of funds portfolio.  Indicate why the portfolio does not disclose expenses.

Response: Vanguard’s fund of funds operate pursuant to two SEC exemptive orders that predate Investment Company Act Section 12(d)(1)(G).1 Under the exemptive orders, the Total Stock Market Portfolio and Vanguard have entered into a Special Service Agreement (the “Agreement”) under which Vanguard provides the Total Stock Market Portfolio with administrative, distribution, and management services, including dividend disbursing, shareholder servicing, and transfer agency services. Under the Agreement and pursuant to the exemptive orders, the Total Stock Market Portfolio is not allocated any portion of the expenses of the administrative, distribution, and management services provided by Vanguard.2 As such, it is inappropriate to show the expense of these services in the portfolio’s statement of operations. The Agreement and the exemptive orders further provide that the Total Stock Market Portfolio bear the relatively small cost of services provided by outside parties, such as auditors and custodians, as well as taxes and other direct expenses. We do not currently include the portfolio’s direct expenses

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1 In the Matter of Vanguard Special Tax-Advantaged Retirement Fund, Inc., et al., Investment Company Act Release No. 14361, 1985 SEC LEXIS 2236 (February 7, 1985); and In the Matter of Vanguard STAR Fund, et al., Investment Company Act Release No. 21426, 1995 SEC LEXIS 2860 (October 18, 1995) (hereinafter the “1995 Order”).

2 Pursuant to the 1995 Order, the fund of funds portfolio is not allocated certain expenses because of the cost savings that Vanguard and the underlying funds derive from the operation of fund of funds portfolios. The Vanguard application for the 1995 Order, which is dated August 17, 1995, states that if the Commission grants the exemptive relief requested … “[a] Vanguard Fund of Funds shall not be allocated any portion of the corporate management and administrative expenses which are allocated pursuant to … the Funds’ Service Agreement or distribution expenses allocated based on the provisions of … the Service Agreement (referring to the Funds Service Agreement that requires Vanguard’s non-fund of funds to pay expenses).”

Tony Burak
Division of Investment Management U.S.
Securities and Exchange Commission
June 17, 2005

in the statement of operations because they are immaterial (less that 0.01% of the portfolio’s average net assets in 2004).

4. Statement of Changes in Net Assets
Comment: Show the balance of undistributed net investment income in the statement of changes in net assets, pursuant to Regulation S-X-6-09(7).
Response: Although the balance of undistributed net investment income is already shown in the statement of net assets for the current year, we will repeat it in the statement of changes in net assets for the current year and add it for the prior year.

5. Financial Highlights
Comment: Indicate in the response to the SEC staff whether the ratios of expenses to average net assets reflect directed brokerage or custodial fee offsets.
Response: The ratios of expenses to net assets are “grossed-up” so that they do not reflect expense reductions attributable to custodial fee offsets and brokerage commissions rebated to the portfolios through Vanguard’s commission recapture program.3 The Registrant does not engage in directed brokerage.

6. Notes to the Financial Statements
Comment: The financial statement footnote on securities valuation does not discuss valuation of preferred stock, and the Short-Term Investment-Grade Portfolio holds preferred stock. In the next filing, include a discussion of preferred stock valuation.

Response: The footnote does not discuss valuation of preferred stock because the footnote discloses “ significant” accounting policies. As of December 31, 2004, the Short-Term Investment-Grade Portfolio held just one preferred stock that amounted to less than 0.05% of net assets ($0.0048 per share). We believe that disclosure of a valuation policy for a single security which has virtually no effect on the determination of the portfolio’s net asset value is not “ significant” to the reader’s understanding. We note that we would include the disclosure of the valuation policy if preferred stocks became a significant portion of the portfolio.

3Each VVIF portfolio has asked its investment advisors to direct certain security trades, subject to obtaining the best price and execution, to brokers who have agreed to rebate to the portfolio part of the commissions generated. Such rebates are used solely to reduce the portfolio’s management and administrative expenses.

Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
June 17, 2005

7. Trustee/Officer Information
Comment: Include in the shareholder report the business mailing address of the Registrant’s trustees and officers pursuant to Items 12(a) and 22 of Form N-1A.

Response: We will add the following statement that contains the trustee/officer business address to the Registrant’s future shareholder reports: “The mailing address of trustees and officers is P.O. Box 876, Valley Forge, PA 19482.” (Note that this statement is included in all other Vanguard fund shareholder Reports.)

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As required by the SEC, each series of the Registrant acknowledges that:

          o          The portfolios are responsible for the adequacy and accuracy of the disclosure in the filing.

o	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

o	The portfolios may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We will implement changes discussed in this letter for Vanguard fund reports on Form N-CSR for annual reporting periods ending on and after August 31, 2005. Please call me at (610)503-2320 if you have any questions.

Sincerely,

Christopher A. Wightman
Associate Counsel